Exhibit 99.1

CODE OF BUSINESS CONDUCT AND ETHICS

ADOPTED BY THE BOARD OF DIRECTORS

ON FEBRUARY 10, 2006

Introduction

This Code of Business Conduct and Ethics covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all employees of Serologicals Corporation and all of its subsidiaries. All of our employees must conduct themselves accordingly and seek to avoid even the appearance of improper behavior.

If a law conflicts with a policy in this Code, you must comply with the law. If you have any questions about a conflict, you should ask your supervisor how to handle the situation.

Those who violate the standards in this Code will be subject to disciplinary action, up to and including termination of employment. If you are in a situation that you believe may violate or lead to a violation of this Code, follow the guidelines described in Section 10 of this Code.

1.             Compliance with Laws, Rules and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which this Company’s ethical standards are built. All employees must respect and obey the laws of the cities, states and countries in which we operate. Although not all employees are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel.

If requested, the Company will hold information and training sessions to promote compliance with laws, rules and regulations, including insider-trading laws.

2.             Conflicts of Interest

A “conflict of interest” exists when a person’s private interest interferes in any way with the interests of the Company. A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest may also arise when an employee, officer or director, or members of his or her family, receives improper benefits as a result of his or her position in the Company. Loans to, or guarantees of obligations of, employees and their family members may create conflicts of interest.

It is almost always a conflict of interest for a Company employee to work simultaneously for a competitor, customer or supplier. You are not allowed to work for a competitor as a consultant or board member. The best policy is to avoid any direct or indirect business connections with our customers, suppliers or competitors, except on our behalf. Conflicts of interest are prohibited as a matter of Company policy, except under guidelines approved by the Board of Directors. Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with higher levels of management or the Company’s General Counsel. Any employee, officer or director who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager or other appropriate personnel or consult the procedures described in Section 10 of this Code.

3.     Corporate Opportunities

Employees, officers and directors are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or position without the consent of the Board of Directors. No employee may use corporate property, information, or position for improper personal gain, and no employee may compete with the Company directly or indirectly. Employees, officers and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

4.     Competition and Fair Dealing

We seek to outperform our competition fairly and honestly. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited. Each employee should endeavor to respect the rights of and deal fairly with the Company’s customers, suppliers, competitors and employees. No employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain unfair advantage with customers. No gift or entertainment should ever be offered, given, provided or accepted by any Company employee, family member of an employee or agent unless it: (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff and (5) does not violate any laws or regulations. Please discuss with your supervisor any gifts or proposed gifts which you are not certain are appropriate.

5.     Record-Keeping

The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions. Among other things, the Company expects employees to abide by its published time and attendance policies. For example, only the true and actual number of hours worked should be reported. If you are not sure how to record or classify your time, ask your human resources or payroll supervisor.

Many employees regularly use business expense accounts, which must be documented and recorded accurately. The Company expects employees to abide by its published travel expense policies. If you are not sure whether a certain expense is legitimate, ask your supervisor or your controller.

All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform both to applicable legal requirements and to the Company’s system of internal controls. Unrecorded or “off the books” funds or assets should not be maintained.

Business records and communications often become public, and we should avoid exaggeration, derogatory remarks, guesswork or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to email, internal memos, and formal reports. Records should always be retained or destroyed according to the Company’s record retention policies. In accordance with those policies, in the event of litigation or governmental investigation, please consult the Company’s General Counsel.

6.     Protection and Proper Use of Company Assets

All employees should endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the Company’s profitability. Any suspected incident or fraud or theft should be immediately reported for investigation. Company equipment should not be used for non-Company business, though incidental personal use may be permitted.

The obligation of employees to protect the Company’s assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Company policy. It could also be illegal and result in civil or even criminal penalties.

7.     Payments to Government Personnel

The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country.

In addition, the U.S. government has a number of laws and regulations regarding business gratuities which may be accepted by U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. Government of a gift, favor or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules. The Company’s General Counsel can provide guidance to you in this area.

8.     Waivers of the Code of Business Conduct and Ethics

Any waiver of this Code for executive officers or directors may be made only by the Board or a Board committee and will be promptly disclosed as required by law or stock exchange regulation.

9.     Reporting any Illegal or Unethical Behavior

Employees are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and when in doubt about the best course of action in a particular situation. It is the policy of the Company not to allow retaliation for reports of misconduct by others made in good faith by employees. Employees are expected to cooperate in internal investigations of misconduct.

The Company uses Ethicspoint®, a third party vendor, to permit employees to report violations of this Code. Ethicspoint® permits employees to make reports anonymously by means of the internet or by telephone. Employees may access Ethicspoint® by going to the “Corporate Ethics” section of the “Resources” section of “Seronet”, the Company’s intranet home page.

10.  Compliance Procedures

We must all work to ensure prompt and consistent action against violations of this Code. However, in some situations it is difficult to know if a violation has occurred. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. These are the steps to keep in mind:

•      Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

•      Ask yourself:  What specifically am I being asked to do?  Does it seem unethical or improper?  This will enable you to focus on the specific question you are faced with, and the alternative you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

•      Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed?  It may help to get others involved and discuss the problem.

•      Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought in the decision-making process. Remember that it is your supervisor’s responsibility to help solve problems.

•      Seek help from Company resources. In the rare case where it may not be appropriate to discuss an issue with your supervisor, or where you do not feel comfortable approaching your supervisor with your question, discuss it locally with your office manager or your Human Resources manager. You may also make a report regarding the issue using the Company’s Ethicspoint® anonymous reporting system.

•      You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected. The Company does not permit retaliation of any kind against employees for good faith of ethical violations.

•      Always ask first, act later:  If you are unsure of what to do in any situation, seek guidance before you act.